

Mail Stop 3561

March 11, 2016

Jeffrey P. Pritchett
Chief Financial Officer
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654

     Re: Innerworkings, Inc.
           Form 10-K for the Year Ended December 31, 2014
           Filed March 6, 2015
           File No. 000-52170

Dear Mr. Pritchett:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief
                      Office of Transportation and Leisure